Calidi Biotherapeutics, Inc.

4475 Executive Drive, Suite 200

San Diego, CA 92121

(858) 794-9600

December 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Calidi Biotherapeutics, Inc.
Registration Statement on Form S-1
File No. 333-283741

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time on Friday, December 27, 2024, or as soon thereafter as practicable.

Please contact Jay K. Yamamoto, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 810-0604, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

CALIDI BIOTHERAPEUTICS, INC.

By:	/s/ Andrew Jackson
Andrew Jackson
Chief Financial Officer